

25002923

MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-49316

FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **W.G. Nielsen & Co.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 E. Cherry Creek South Drive, Suite 470
(No. and Street)

Denver	CO	80209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wayne G. Nielsen	303-830-1515	wgn@wgnielsen.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2300 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003		457	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Wayne G. Nielsen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of W.G. Nielsen & Co. _____, as of 2/28 _____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERESA L. CROSIER
Notary Public
State of Colorado
Notary ID # 19984009015
My Commission Expires 04-27-2026

Signature: _____

Title: _____
President

Notary Public

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

W.G. Nielsen & Co.

INVESTMENT BANKING
MEMBER FINRA

W.G. NIELSEN & CO.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

December 31, 2024



**Haynie &
Company**

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

February 24, 2025

To the Board of Directors
W.G. Nielsen & Co.

We are engaged to audit the financial statements and supplemental information of W.G. Nielsen & Co. for the year ended December 31, 2024. As required by professional standards, the objectives of the audit, our responsibilities under standards of the Public Company Accounting Oversight Board, and management's responsibilities have been communicated to you in our engagement letter dated December 10, 2024. Professional standards also require that we communicate with you about the following information related to our audit.

<u>Issues Discussed Prior to Retention of Independent Auditor</u>

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions have occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

<u>Overall Audit Strategy, Timing of the Audit, and Significant Risks</u>

Our audit of the financial statements will include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Our audit will include obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed, but is not designed to provide assurance on internal control sufficient to identify internal control deficiencies. Because our audit is designed to provide reasonable, but not absolute assurance and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, professional standards require us to perform risk assessment procedures that are sufficient to provide a reasonable basis for identifying and assessing the risks of material misstatement, whether due to error or fraud, and designing further audit procedures. We are also required to determine whether any risks we have identified and assessed are significant risks that require special audit attention. As a result of our procedures, we have determined the following risks are significant risks:

- Improper revenue recognition due to fraud

- Improper revenue recognition due to improper valuation

- Management override of controls

We will provide you on a timely basis significant changes to the planned audit strategy or the significant risks initially identified and the reasons for the changes, and our observations arising from the audit that are significant to the financial reporting process. We will communicate other matters that relate more closely to the results of our audit at or near the conclusion of our audit.

We expect to begin our audit on or about January 27, 2025 and to issue our report on or about February 28, 2025. Katie Watts is the engagement partner that is responsible for supervising the engagement and signing the report or authorizing another individual to sign it.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of W.G. Nielsen & Co. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Haynie & Company

Haynie & Company

W.G. Nielsen & Co.
Statement of Financial Condition

December 31,		2024
Assets		
Current assets:		
Cash and cash equivalents	$	1,109,841
Accounts receivable		887
Investment		1,848
Prepaid expenses and other assets		9,536
Total current assets		1,122,112
Property and equipment:		
Office furniture and equipment		220,435
Leasehold improvements		59,200
Total property and equipment		279,635
Less accumulated depreciation		233,928
Property and equipment, net		45,707
Other assets:		
Right of use operating lease asset		332,419
Total assets	$	1,500,238
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and other accrued expenses	$	30,609
Current portion of operating lease liability		194,916
Total current liabilities		225,525
Long term operating lease liability		173,182
Total liabilities		398,707
Stockholder's Equity:		
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		1,486,287
Accumulated deficit		(384,766)
Total stockholder's equity		1,101,531
Total liabilities and stockholder's equity	$	1,500,238

Confidential Pursuant to Rule 17a-5(e)(3) - See Accompanying Notes
The financial statements and the related accompanying supplemental information has not been subjected to an audit, review, or compilation engagement and no assurance is provided on them.

W.G. Nielsen & Co.
Statement of Income

Year Ended December 31,		2024
Revenues:		
Retainer fees	$	271,750
Success fees		6,912,698
		7,184,448
Expenses:		
Salaries and payroll taxes		870,686
Commissions and finder fees		2,016,436
General and administration		925,313
Depreciation and amortization		4,280
Registration and regulatory fees		4,320
		3,821,035
Other income (expense):		
Unrealized loss on investment		(8,625)
Other income		26,743
		18,118
Net Income	$	3,381,531

Confidential Pursuant to Rule 17a-5(e)(3) - See Accompanying Notes
The financial statements and the related accompanying supplemental information has not been subjected to an audit, review, or compilation engagement and no assurance is provided on them.

W.G. Nielsen & Co.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2024

	Common Stock			Additional paid-in capital		Accumulated deficit		Total
	Shares	Amount						
Balance, December 31, 2023	1,000	$	10	$ 1,486,287	$	(1,440,601)	$	45,696
Contributions from owner	-		-	-		519,161		519,161
Distributions to owner	-		-	-		(2,844,857)		(2,844,857)
Net Income	-		-	-		3,381,531		3,381,531
Balance, December 31, 2024	1,000	$	10	$ 1,486,287	$	(384,766)	$	1,101,531

Confidential Pursuant to Rule 17a-5(e)(3) - See Accompanying Notes
The financial statements and the related accompanying supplemental information has not been subjected to an audit, review, or compilation engagement and no assurance is provided on them.

W.G. Nielsen & Co.
Statement of Cash Flows

Year Ended December 31,		2024
Cash flows from operating activities:		
Net Income	$	3,381,531
Depreciation and amortization		4,280
Unrealized loss on investment		8,625
Change in assets and liabilities:		
Accounts receivable		18,611
Prepaid expenses and other assets		627
Accounts payable and other accrued expenses		(1,910)
Right of use assets and liabilities, net		(406)
Net cash from operating activities		3,411,358
Cash flows from investing activities:		
Acquisition of property and equipment		(32,631)
Net cash from investing activities		(32,631)
Cash flows from financing activities:		
Contributions from owner		519,161
Distributions to owner		(2,844,857)
Net cash from financing activities		(2,325,696)
Net change in cash and cash equivalents		1,053,031
Cash and cash equivalents at beginning of year		56,810
Cash and cash equivalents at end of year	$	1,109,841

Confidential Pursuant to Rule 17a-5(e)(3) - See Accompanying Notes
The financial statements and the related accompanying supplemental information has not been subjected to an audit, review, or compilation engagement and no assurance is provided on them.

4

Note 1: Organization and Summary of Significant Accounting Policies

Nature of business

W.G. Nielsen & Co. (the Company) is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. The Company participates only in direct placements and accordingly, does not hold cash or securities for the accounts of customers.

Basis of accounting

The accompanying financial statements are presented on the accrual basis of accounting in conformity with with accounting principles generally accepted in the United States of America (GAAP). Accrual basis accounting recognizes revenue when earned and expenses when incurred.

Use of estimates

The preparation of accompanying financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of the current expected credit losses. The estimate of the allowance for credit losses is based on an analysis of historical loss experience, current receivables aging, and management's assessment of current conditions and expected changes during a reasonable and supportable forecast period. The Company uses an aging method to estimate allowances for credit losses. Management assesses collectability by pooling receivables with similar risk characteristics and evaluates receivables individually when specific customer balances no longer share those risk characteristics. Management of the Company has determined an allowance for credit losses was not considered necessary at December 31, 2024.

W.G. Nielsen & Co.
Notes to Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies (Continued)

Investment

Investments in marketable securities with readily determinable fair values and all investments in debt securities are stated at their fair values.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. A three-tier hierarchy prioritizes the inputs used in measuring fair value. These tiers include Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted market prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions. The asset's fair value measurement within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs charged to expense was $668 for the year ended December 31, 2024.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash and cash equivalents. The Company's cash and cash equivalents are held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year ended December 31, 2024, the Company's cash demand deposits exceeded the FDIC's insurance limits.

Depreciation and amortization

Property and equipment are stated at cost. Depreciation on office furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 10 years. Amortization of leasehold improvements is provided by the straight-line method over the shorter of the estimated useful life of the related assets or the lease term.

Income taxes

Effective January 1, 2014, the Company changed its tax status from a "C" corporation to "S" corporation. As an "S" corporation, the stockholder recognizes its share of income or loss on its individual tax return.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Note 1: Organization and Summary of Significant Accounting Policies (Continued)

Revenue recognition

Revenue is measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized when performance obligations under the terms of the contract are satisfied, which generally occurs at the close of a transaction with a customer or with the transfer of control of information from consulting services to the customer. The Company generally recognizes contract revenue for financial reporting purposes over time for its consulting services and at a point in time for success fees on a successful transaction. Refer to Note 7 - Revenue Recognition of the notes to the financial statements for additional information.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in the right of use (ROU) assets, current operating lease liabilities and noncurrent operating lease liabilities in the balance sheet.

ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

As the discount rates in the Company's lease are not implicit, the Company estimated the incremental borrowing rate based on the rate of interest the Company would have to pay to borrow a similar amount on a collateralized basis over a similar term.

The lease term includes options to extend the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recorded on the balance sheet. The lease agreements do not contain any residual value guarantees.

New Accounting Pronouncement

During 2024, the Company adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

W.G. Nielsen & Co.
Notes to Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies (Continued)

Segment Information

The Company is managed as one reportable operating segment, financial advisory and management services. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages the business. The Company's CODM is the Company's president.

Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM at the entity level. The CODM assesses performance for the one business segment and decides how to better allocate resources based on applicable financial benchmarks that are reported on the statement of financial condition and statement of income, as applicable. The Company's objective in making resource allocation decisions is to optimize the financial results. The accounting policies of the one segment are the same as those described in the summary of significant accounting policies herein.

For single reportable segment-level financial information, total assets, and significant non-cash transactions, see the financial statements.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024 the Company had net capital of $1,045,123 which was $1,040,123 in excess of its required net capital of $5,000. The Company had aggregate indebtedness in the amount of $66,288 therefore, its net capital ratio was 6.34 to 1 at December 31, 2024.

W.G. Nielsen & Co.
Notes to Financial Statements

Note 3: Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value.

Quoted market prices are used to determine the fair value of investments in publicly traded equity securities and exchange traded funds. Certificates of deposit, corporate bonds, and government obligations are valued using quotes from pricing vendors based on recent trading activity and other observable market data.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

Information regarding assets at fair value on a recurring basis as of December 31, 2024 is as follows:

| | | Recurring Fair Value Measurements Using | | |
As of December 31, 2024	Total Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$ 1,848	$ 1,848	$ -	$ -
Total investments	$ 1,848	$ 1,848	$ -	$ -

W.G. Nielsen & Co.
Notes to Financial Statements

Note 4: Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, the Company has agreed to indemnify its officers, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good faith.

The Company is unable to develop an estimate of the potential amount of future payments that could potentially result from any hypothetical future claim but based on experience, the expected risk of loss related to the Company's indemnification was determined to be remote.

Note 5: Leases

The Company has an operating lease for approximately 4,800 square feet of office space for its corporate headquarters. The rental payments include common area charges and are subject to annual increases over the term of the lease. The lease obligation is through October 31, 2026. Total rental payments range from approximately $15,685 to $17,293.

The lease has a weighted average remaining term of 1.83 years. The weighted average discount rate is 3.07%.

Components of lease expense were as follows for the year ended December 31, 2024:

Year Ended December 31, 2024		
Operating lease cost	$	197,866

Supplemental cash flow information and other information relating to the lease:

Cash paid for operating lease liabilities	$	198,670

Maturities of lease liabilities are as follows:		
2025	$	203,496
2026		172,932
Total lease payments		376,428
Less imputed interest		8,330
Total	$	368,098

W.G. Nielsen & Co.
Notes to Financial Statements

Note 6: Income Taxes

Effective for years beginning January 1, 2022, the State of Colorado has allowed for a voluntary Pass-Through Entity Tax (PTET) election, which is made on an annual basis. The PTET, when elected, allows for the Company to pay Colorado income taxes on the resulting operations and deduct the costs of the expenses against federal taxable income. For financial statement purposes, any payments for PTET are treated as distributions to the stockholders. For the year ended December 31, 2024, the Company has elected the PTET.

The Company is subject to accounting guidance issued by the FASB related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows. The Company recognizes the accrual of any interest or penalties related to unrecognized tax benefits in income tax expense. The Company recognized no interest or penalties during the year ended December 31, 2024.

The Company is no longer subject to U.S. Federal income tax examinations for years prior to 2020. The Company is no longer subject to Colorado income tax examinations for years prior to 2019.

Note 7: Revenue Recognition

The Company provides various sell-side and buy-side advisory consulting services to clients, as well as consulting services related to other capital transactions such as debt issuances, equity raises, etc. The Company recognizes revenue from the various consulting services in accordance with FASB ASU 2014-09, "Revenue from Contracts with Customers", as amended, referred to as "Topic 606". Topic 606 defines a five-step process for recognition of revenue:

1. Identify the contract
2. Identify the performance obligations of the contract
3. Determine the transaction price of the contract
4. Allocate the transaction price to the performance obligations, and
5. Recognize revenue

W.G. Nielsen & Co.
Notes to Financial Statements

Note 7: Revenue Recognition (Continued)

The Company has two primary revenue streams: 1) a success fee based on the successful close of a transaction with a client, and 2) retainer income, considered consulting revenue, that is invoiced for work to be performed over the following 30 days for ongoing work with clients that is not contingent on a closing of a transaction.

The Company considers a contract with a client that may include services related to the above to be one overall performance obligation that is delivered over time as overall transaction advisory services. The delivery of such services is not an input to another contract, and is not dependent or interrelated with other goods or services. The Company is not producing separate deliverables to a client, rather providing ongoing consulting services.

Success fees are defined as a certain percentage of the economic value of a transaction, and are contingent on the successful closing of a transaction, thus are considered variable consideration based on the likelihood of success of a transaction. Retainer amounts related to other consulting services are considered a defined transaction price.

The separate amounts for success fees and monthly retainer payments for services are defined in contracts with clients. The Company assesses the success fee component on a periodic basis relative to contracts to determine any amount for which it is probable that a significant reversal of success fee revenue for a particular contract will not occur in future periods.

All facts and circumstances related to each active client applicable to a success fee are taken into account to determine whether it is probable that a significant reversal will not occur. Constraints on assessment of the recognition of the success fee is subject to certain factors outside the Company's influence, including the Company's experience with similar transactions in the particular industry, and the unpredictable nature of the range of fee amounts relative to an individual transaction. In most cases, the assessment of the variable consideration of the success fee concludes with the recognition of the success fee once a transaction closes and the fee amount is known, the performance obligation is considered satisfied, and the potential reversal of the recognition of the variable consideration is no longer considered probable.

The Company considers one overall performance obligation in contracts with clients. The treatment of the retainer fee and the success fee has been described above, with the success fee being considered an element of variable consideration.

The Company recognizes revenue relative to the ongoing retainer payments with clients as services are performed on a monthly basis. Clients are typically billed at the beginning of the month for services to be rendered during the month, and at month-end, the revenue relative to the consulting services delivered to the client is recognized, as the transfer of control of information gained from consulting services provided to clients is considered complete at that point.

W.G. Nielsen & Co.
Notes to Financial Statements

Note 8: Major Customers

Revenues earned from major customers are summarized in the table below, expressed as a percentage of consulting and financial advisory fees for the year ended December 31, 2024:

Customer #1   82%

Note 9: Profit Sharing Plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six-year period. Effective January 1, 2005, the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $345,000 in 2024. Safe Harbor non-elective contributions into the plan totaled $49,328 for the year ended December 31, 2024. The Company did not make a discretionary employer profit sharing contribution to the Plan for 2024.

Note 10: Subsequent Events

Subsequent events have been evaluated by management as of the date of these financial statements. This date represents the date the financial statements were available to be issued.

3200 CHERRY CREEK S. DRIVE
SUITE 470
DENVER, COLORADO 80209
303-830-1515
FAX 303-830-6620
WWW.WGNIELSEN.COM